SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2007

CHINA PETROLEUM & CHEMICAL CORPORATION

A6, Huixindong Street,

Chaoyang District Beijing, 100029

People's Republic of China

Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

The press release of filing 2006 annual report of China Petroleum & Chemical Corporation (the "Registrant”), made by the Registrant in English on April 30, 2007.

SINOPEC Corp. (386 HKEX; SNP NYSE; SNP LSE; 600028 CH )

Investor Inquiries:	Media Inquiries:
Tel: (8610) 64990060	Tel: (8610) 64990092
Fax: (8610) 64990022	Fax: (8610) 64990093
Email: ir@sinopec.com	Email: media@sinopec.com

Sinopec Corp. Files Annual Report

Beijing, People’s Republic of China (PRC) — April 30, 2007 — China Petroleum & Chemical Corporation (“Sinopec Corp.” or “the Company”) (HKEX: 386; NYSE: SNP; LSE: SNP; CH: 600028) today announced that the Company has issued its 2006 Annual Report, which includes audited financial statements for its fiscal year ended December 31, 2006. The Annual Report has also been filed as a Form 20-F with the United States Securities and Exchange Commission (“SEC”).

According to Section 203.01 of the New York Stock Exchange Listed Company Manual that was approved by the Securities and Exchange Commission on August 21, 2006, the NYSE no longer requires listed companies to physically distribute an annual report to shareholders.

Sinopec has posted its 2006 Annual Report on its website, which can be accessed electronically at www.sinopec.com. The Form 20-F can be accessed electronically at www.sec.gov. Upon request and free of charge, the Company will also deliver within a reasonable time a hard copy of its 2006 Annual Report, including its complete audited financial statements. To request a hard copy please contact Ms Pan Guoying, Senior IR Manager, by telephone at +86 (10) 6499 0413, by e-mail at marlenepan@sinopec.com or by written request to Board Secretariat, 6A Huixindong Street, Chaoyang District, Beijing, China 100029 Re: 2006 Annual Report.

– End –

About Sinopec Corp.

Sinopec Corp. is the first Chinese company that has been listed in Hong Kong, New York, London and Shanghai. The Company is an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries include: exploring, developing,

News from China Petroleum & Chemical Corporation (Sinopec Corp.)

producing and trading crude oil and natural gas; processing crude oil into refined oil products; producing, trading, transporting, distributing and marketing refined oil products; and producing and distributing chemical products. Based on 2006 turnover, Sinopec Corp. is the largest listed company in China. The Company is the largest crude oil and petrochemical company in China and Asia. It is also one of the largest producers and distributors of gasoline, diesel and jet fuel, and other major chemical products, in China and Asia.

For additional information about Sinopec Corp., please visit the Company’s website at www.sinopec.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: April 30, 2007